

October 11, 2012

<u>Via E-mail</u>
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

   Re: **SECURE NetCheckIn Inc.**
      Item 4.01 Form 8-K
      Filed October 3, 2012
      File No. 333-173172

Dear Ms. DeFoor:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filling to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jennifer Thompson

           Jennifer Thompson
           Accounting Branch Chief